Greenberg Traurig, LLP
Suite 2500
3333 Piedmont Rd NE
Atlanta, GA 30305

Gerald L. Baxter
Tel. 678.553.2430
Fax 678.553.2431
BaxterG@gtlaw.com

VIA UNITED PARCEL SERVICE and EDGAR

October 31, 2013

Ms. Mara L. Ransom
Assistant Director
Mail Stop 3720
100 F. Street, N.E.
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Ingles Markets, Incorporated
Amendment No. 1 to Registration Statement on Form S-4
Filed October 15, 2013
File No. 333-190895

Dear Ms. Ransom:

This letter is in response to your letter dated October 18, 2013, with respect to the Amendment No. 1 to Registration Statement on Form S-4 filed on October 15, 2013 by Ingles Markets, Incorporated.

The following responds on a comment-by-comment basis to the numbered comments in your letter of October 18, 2013.

Procedures for Tendering, page 22

1.	COMMENT:

Please further revise the holder representations on page 23 to state that the holder does not intend to engage in a distribution of the registered notes.

RESPONSE:

The requested changes have been made.

2.	COMMENT:

Please further revise the disclosure on page 23 to state that all conditions to tender must be satisfied or waived prior to the expiration of the offer. Please see Exchange Act Rule 14e-1(c).

RESPONSE:

The requested changes have been made.

Greenberg Traurig, LLP

Mara L. Ransom
Unites States Securities and Exchange Commission
October 31, 2013

Item 21.  Exhibits and Financial Statement Schedules, page II-2

3.	COMMENT:

We note that you have not filed updated Exhibits 99.2, 99.3 or 99.4.  Please confirm that you will update such exhibits (for example, each gives the expiration time of the offer as 5:00 p.m., New York City time) and allow for sufficient time for our review.

RESPONSE:

We have left the expiration time as 5:00 p.m. New York City time, but have extended the Exchange Offer period to 21 business days.

We understand that we are not being required to file another Pre-Effective Amendment to the S-4.  Included with this letter, but not filed on EDGAR, are the final Exchange Offer documents, Exhibits 99.1, 99.2, 99.3 and 99.4 for your review.

Thank you for your time and consideration.  We look forward to your response.

Sincerely yours,

/s/ Gerald L. Baxter
Gerald L. Baxter

GLB:mbb

Enclosures

cc:      Mr. Ronald B. Freeman
           Theodore I. Blum, Esq.